 Filed pursuant to Rule 253(g)(2)

File No. 024-11309

SUPPLEMENT DATED DECEMBER 30, 2020

TO THE

OFFERING CIRCULAR DATED DECEMBER 17, 2020

OF

VIRTUIX HOLDINGS INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated December 17, 2020 of Virtuix Holdings Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to

•	Correct the Company’s statement regarding the availability of the Early Bird Bonus following the discussion of available investor perks.

Perks

In order to receive the Early Bird Bonus perk, the investor must have submitted their subscription by January 15, 2021. While the Early Bird Bonus is available to any investor who invests through SeedInvest prior to that date, it will only be available to direct investors if the company has reached its Minimum Target Amount prior to that date, as the company may not accept direct investment subscriptions until the Minimum Target Amount has been met. The company will post on its offering page on the Online Platform when it has reached its Minimum Target Amount.